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                                                                 EXHIBIT (a)(9)


                  COMPUWARE SUCCESSFULLY COMPLETES TENDER OFFER
                    FOR DATA PROCESSING RESOURCES CORPORATION


             MORE THAN 93 PERCENT OF DPRC SHAREHOLDERS ENDORSE DEAL



FARMINGTON HILLS, Mich.--July 29, 1999--Compuware Corporation (NASDAQ:CPWR) announced today that its wholly owned subsidiary has successfully completed its cash tender for the outstanding common shares of Data Processing Resources Corporation (NASDAQ:DPRC). In excess of 93 percent of the shares of DPRC were tendered as of the expiration of the tender offer on July 28, 1999, exceeding the 91 percent minimum tender condition. Accordingly, as originally agreed, Compuware intends to proceed with the acquisition of DPRC through a merger of DPRC with Compuware's wholly owned subsidiary. Upon the merger, the shares of DPRC that are not tendered, accepted and paid for pursuant to the tender offer will be converted into the right to receive $24 in cash, subject to certain terms and conditions.


COMPUWARE CORPORATION

Compuware productivity solutions help 14,000 of the world's largest corporations more efficiently maintain and enhance their most critical business applications. Providing immediate and measurable return on information technology investments, Compuware products and services improve quality, lower costs and increase the speed at which systems can be developed, implemented and supported. Inclusive of pending acquisitions, Compuware employs approximately 15,000 information technology professionals worldwide. With trailing 12-month revenues of more than $1.7 billion, Compuware is the world leader in client/server development technology. For more information about Compuware, please contact the corporate offices at 800-521-9353. You may also visit Compuware on the World Wide Web at www.compuware.com.


DATA PROCESSING RESOURCES CORPORATION

Data Processing Resources Corporation, established in 1985, is a market leader in providing information technology professional services through a network of 33 branch facilities and four international recruiting offices to a diverse group of corporate clients through a database of highly qualified technical consultants. Additional information on DPRC is available from the World Wide Web at www.dprc.com.

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PRESS CONTACTS

Christopher M.F. Norris, Director, Corporate Communications and Investor Relations, Compuware Corporation, 248-737-7506.


Thomas Vadnais, President and Chief Operating Officer, Data Processing Resources Corporation, 949-553-1102.


INFORMATION AGENT FOR THE TENDER OFFER

Innisfree M&A Incorporated, 888-750-5834.